# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ridgetech Inc., CIK 0001856084
CUSIP: G2124G203
Title of class of securities: Ordinary Shares, par value $0.15 per share
Address of issuer's principal executive offices: 5/F, Bldg 6, No. 100, 18th Street, Baiyang Sub-dist., Qiantang Dist, Hangzhou, China (F4), 310008
Date of event which requires filing of this statement: 07/16/2026
Filed by CIK 0002057625
Persons authorized to receive notices and communications: Lingtao Kong, 5/F, Bldg 6, No. 100, 18th Street, Baiyang Sub-dist., Qiantang Dist, Zhejiang Province, China (F4), 310008, 86-571-88219579

## Reporting persons
- LINGTAO KONG (CIK 0002057625): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 114,834; shared voting power 0; sole dispositive power 114,834; shared dispositive power 0; aggregate amount beneficially owned 114,834 (3.2% of the class)
  Comment: (1) Consists of (i) ordinary shares, par value $0.15 per share (the "Ordinary Shares") held of record by Lingtao Kong, and (ii) Series A preferred shares, par value $0.001 (the "Series A Preferred Shares"), held of record by Lingtao Kong.
  
  (2) Each Series A Preferred Share is convertible at the option of the holder at any time into one Ordinary Share, subject to the terms of the Statement of Rights applicable to such Series A Preferred Shares.
  
  (3) The percentage calculation is based on an aggregate of 3,629,540 ordinary shares outstanding as of the date of this report, based on information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.15 per share
Name of issuer: Ridgetech Inc.
Address of issuer's principal executive offices: 5/F, Bldg 6, No. 100, 18th Street, Baiyang Sub-dist., Qiantang Dist, Hangzhou, China (F4), 310008

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)-(b) of Item 5 of the Schedule 13D is hereby amended as set forth below.

(a) - (b) Calculations of the percentage of Ordinary Shares beneficially owned assume that there were 3,629,540 Ordinary Shares outstanding as of July 16, 2026, based on information provided by the Issuer. In accordance with Rule 13d-3(d)(1), the 100,000 Ordinary Shares issuable upon conversion of the 100,000 Series A Preferred Shares beneficially owned by the Reporting Person are deemed outstanding for purposes of calculating the Reporting Person's percentage of beneficial ownership.

Following the Issuer's 1-for-150 reverse share split effective April 7, 2026, the Reporting Person beneficially owned 14,834 Ordinary Shares. On July 15, 2026, the Reporting Person acquired 100,000 Series A Preferred Shares, each of which is convertible at the option of the holder at any time into one Ordinary Share, subject to the terms of the Statement of Rights applicable to such Series A Preferred Shares. Except for the acquisition of the Series A Preferred Shares, the Reporting Person has not disposed of or acquired any Ordinary Shares since the filing of Amendment No. 1 to Schedule 13D on December 1, 2025.

The aggregate number and percentage of the ordinary shares beneficially owned by the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of, and the footnotes included on, the cover pages of this Amendment No. 2, all of which are incorporated herein by reference.

## Signatures
- LINGTAO KONG: /s/ Lingtao Kong, Lingtao Kong (07/20/2026)